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                    November 9, 2023

       Meenal A. Sethna
       Executive Vice President and Chief Financial Officer
       Littelfuse Inc.
       8755 West Higgins Road, Suite 500
       Chicago, Illinois 60631

                                                        Re: Littelfuse Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            File No. 000-20388

       Dear Meenal A. Sethna:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing